UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ROYAL ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock $0.00001 par value per share

(Title of Class of Securities)

78026P 20 9

(CUSIP Number)

Richard D. Tuorto
Wastech, Inc.

520 Folly Road, Suite P285,

Charleston SC 29412

(843) 580-6247

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9

1. Names of Reporting Person. Wastech, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization State of Oklahoma, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 2,040,679

8. Shared Voting Power – N/A

9. Sole Dispositive Power – 2,040,679

10. Shared Dispositive Power – N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,040,679*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 16.9% *

14. Type of Reporting Person (See Instructions) CO

* Calculation of percentage based on a total of 12,068,230 shares of Common Stock outstanding as of June 30, 2015, as reported on the Issuer’s Form 10-Q for the period ending May 31, 2015.

This Amendment No. 1 to Schedule 13D amends certain Items of the Schedule 13D (the “Original Statement”) initially filed on September 9, 2016 to reflect transactions occurring subsequent to the date of that statement.

ITEM 1. SECURITY AND ISSUER

No changes.

ITEM 2. IDENTITY AND BACKGROUND

No changes.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 1, 2015, Wastech sold 762,942 shares of Common Stock in two separate transactions for gross proceeds of $350,000.

ITEM 4. PURPOSE OF TRANSACTION

No changes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) Wastech may be deemed to have the following:

a)	Amount beneficially owned: 2,040,679	Percentage 16.9%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	2,040,679
	ii) Shared power to vote or to direct the vote:	--
	iii) Sole power to dispose or to direct the disposition of:	2,040,679
	iv) Shared power to dispose or to direct the disposition of:	--

To the knowledge of Wastech, no other Reporting Person has an equity or other ownership interest in the Issuer.

Messrs. Tuorto and Holsted, as the directors of Wastech, may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by Wastech, but they disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest in Wastech.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D: None.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No changes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No changes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2016
Date

WASTECH, INC.

/s/ Richard D. Tuorto
Signature

Richard D. Tuorto, CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.